Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Fiscal 2009 Year End Results

•	Revenue from continuing operations of $163.4 million, up 4% at current exchange rates and up 19% at constant exchange rates
•	EBITDA from continuing operations of $59.1 million, down 4% at current exchange rates and up 10% at constant exchange rates
•	Net Profit from continuing operations up 81% to $17.9 million
•	EPS from continuing operations up 40% to $0.59

London, U.K., June 23, 2009 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for the fiscal year ended March 31, 2009 and the fourth quarter ended March 31, 2009. Cascal N.V. results are presented in U.S. dollars.

Results for Fiscal Year Ended March 31, 2009

Revenue from continuing operations for the year ended March 31, 2009 increased by $25.8 million or 19% at constant exchange rates, compared to the same period last year. The $25.8 million increase was the result of a $13.2 million contribution by the historical portfolio (through a combination of rate increases, additional customers and volumes) and a $12.6 million contribution by the new acquisitions. At current exchange rates, the $25.8 million increase was offset by a $20.5 million translation effect into USD, including $15.0 million due to USD-GBP movements.

•
Revenue in China almost doubled at constant exchange rates, increasing by $10.1 million or 93%, compared to the same period last year. The increase was mainly due to the acquisition of the Yancheng joint venture on April 29, 2008 and the Zhumadian subsidiary on July 23, 2008. These acquisitions account for $9.5 million of the increase with the remainder coming from a combination of rate and volume increases in the Company’s pre-existing operations in China.

•
Revenue in Chile increased by $4.5 million or 66% at constant exchange rates, compared to the same period last year, of which $2.6 million related to the contribution of Servicomunal and Servilampa acquired on June 27, 2008 and $1.9 million originated from the Company’s pre-existing operations and was the result of rate increases and higher volumes sold. For fiscal 2009, the contribution from Servicomunal and Servilampa represents only six months of operations since our Chilean results are consolidated with a three month lag due to having non-coterminous year ends.

•
Revenue in the UK increased by $3.8 million or 4.8% at constant exchange rates, compared to the same period last year. The increase was primarily due to the effect of a scheduled rate increase of 3.68%, together with a $2.7 million increase from the non-regulated business.

•
Revenue in Indonesia increased by $2.8 million or 28% at constant exchange rates, compared to the same period last year. This increase was primarily due to a 20% rate increase implemented in December 2007, together with higher demand for water caused by continued population growth.

•
Revenue in South Africa increased by $2.5 million or 14% at constant exchange rates, compared to the same period last year. This increase was primarily due to a 10.0% rate increase implemented by the Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates respectively implemented by Siza Water, all with effect from July 2008, along with continued growth in the number of connections offset in part by a decrease in consumption observed toward the end of calendar 2008.

•
Revenue in Panama increased by $1.9 million or 22%, compared to the same period last year, due to $0.5 million additional revenue recognized following the approval of a rate increase applied for in May 2007, along with the impact of a further $1.4 million from rate increases taking effect from April 1, 2008 and September 1, 2008.

For the year ended March 31, 2009, EBITDA from continuing operations increased by $5.3 million or 10% at constant exchange rates, compared to the same period last year. Of the $5.3 million increase, approximately $4.1 million was contributed by new projects and $2.4 million came from organic growth of the historical portfolio, offset by $1.2 million additional corporate overhead. The EBITDA increase was essentially contributed by the Company’s operations in China (+$3.8 million), Indonesia (+$1.8 million), Chile (+1.7 million), South Africa (+$1.2 million) and Panama (+$0.9 million), offset by a reduction in the U.K. (-$2.8 million) due notably to higher electricity prices. The increased corporate overhead was mainly the result of the higher compliance costs of a public company (including tax and legal advisors, insurance and the board of independent directors). On a current exchange rates basis, the $5.3 million increase was offset by an $8.1 million translation effect into USD, including $7.4 million due USD-GBP movements. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Commenting on the Company’s results, Stephane Richer, Cascal Chief Executive Officer, stated, “I am very pleased with the progress that our group has made during fiscal 2009, our first full year operating as a publicly traded company. During the year, we have worked diligently to deliver on our stated acquisition and operational goals despite the challenges of the global recessionary environment. Our acquisitions have significantly contributed to our results, as we continue to provide much needed high-quality water and wastewater services to a growing population.”

Overall, net financial income and expense improved by $16.1 million for the year ended March 31, 2009, compared to the same period last year. This result was comprised of a $12.4 million favorable movement in exchange rate results, combined with a $3.7 million decrease in net interest expense.

Richer concluded, “As we look towards fiscal 2010, we remain focused on executing our stated business plan of making selective acquisitions, and working to integrate the acquisitions that we have already made. While the global economy continues to flounder, we are beginning to see signs of life, and we are confident that the economy will right itself in due course. Until such time, we plan to continue to meet the demand for private sector expertise and capital to meet higher water quality, environmental standards, and to ensure that our value proposition is communicated to the investment community.”

The effective tax rate for fiscal 2009 was 43.1%, compared to 43.7% in fiscal 2008. The U.K. project company’s effective tax rate was 59.2% for fiscal year 2009 compared to 20.3% in the prior period. This increase was due essentially to a change in tax allowances for industrial buildings which has generated a one-time deferred tax charge of $4.2 million in the year ended March 31, 2009. During the prior period, the statement of income received a benefit of $2.2 million due to the change to the standard rate of UK income tax from 30% to 28%. Following the reorganization announced on February 26, 2009 the effective tax rate is expected to trend towards the 30% level in future periods.

For the year ended March 31, 2009, net profit was $17.8 million, or $0.58 per share, compared to net profit of $11.6 million, or $0.49 per share for the same period last year. Net profit from continuing operations was $17.9 million, or $0.59 per share, compared to $9.9 million, or $0.42 per share, for the same period last year.

As of March 31, 2009, the consolidated balance sheet shows cash and cash equivalents of $34.7 million. The consolidated balance sheet at March 31, 2009 shows an amount of $60 million, drawn under the company’s revolving credit facility, as a short-term loan within current liabilities. This is because the facility comes to maturity on March 31, 2010. (See - Recent Business Highlights and Updates).

Results for the Three Months Ended March 31, 2009

For the three months ended March 31, 2009, revenue from continuing operations increased by $7.3 million or 24% at constant exchange rates, compared to the same period last year. The revenue increase was primarily contributed by the Company’s operations in China (+$3.7 million), Chile (+$2.3 million), Indonesia (+$0.8 million) and Panama (+$0.4 million). At current exchange rates, the $7.3 million increase was offset by a $9.6 million translation effect into USD, including $7.0 million due to USD-GBP movements.

For the three months ended March 31, 2009, EBITDA from continuing operations increased by $2.8 million or 27% at constant exchange rates, compared to the same period last year. The EBITDA increase was essentially contributed by the Company’s operations in China (+$1.4 million), Chile (+$1.1 million), Panama (+$0.5 million), Indonesia (+$0.4 million) and also reduced overheads (+$0.7 million), partially offset by a reduction in the U.K. (-$1.4 million) due notably to higher electricity prices. On a current exchange rates basis, the $2.8 million increase was offset by a $3.7 million translation effect into USD, including $3.4 million due USD-GBP movements. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Guidance for Fiscal Year ending March 31, 2010

For the fiscal year ending March 31, 2010, the Company expects revenue of approximately $174 million, EBITDA of approximately $63 million and EPS of approximately $0.59. This guidance is substantially based on the continuing solid growth of the existing portfolio (approximately + 15% at constant exchange rates) and assumes a reduced impact of exchange rates movements. In particular, the average USD-GBP exchange rate was 1.69 actual for fiscal 2009 compared to 1.50 assumed in this guidance for fiscal 2010.

Recent Business Highlights and Updates

•
The Company has agreed the terms for the renewal of its corporate revolving loan and guarantee facilities with current lender, HSBC, for a period of two years ending June 30, 2011. The facilities are to be renewed under substantially the same terms and conditions with the exception of higher interest rate margin in line with current market trends. Execution of the facility documentation is expected in the next few days.

•
The Company has recently been granted several rate increases: 5% for Servicomunal (Chile) and 10% for Servilampa (Chile) with effect from June 2009; 11% for Silulumanzi (South Africa) and 9% for Siza Water (South Africa) with effect from July 2009.

•	In April 2009, the Company signed a contract amendment with Xstrata (Chile) whereby during the year 2009 the maximum water supply available under the contract has been increased by close to 30%.

•
Since January 2009, the Company has been receiving monthly payments in full from the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), Panama’s water authority. Prior to January, IDAAN had only been paying invoices on the basis of the base rate, excluding invoices associated with the agreed upon rate indexation.

Conference Call

The Company will host a conference call at 9 a.m. Eastern Time / 2 p.m. GMT on June 24, 2009.  On the call, Stephane Richer, CEO of Cascal, and Steve Hollinshead, CFO, will discuss the Company’s results, and review operational highlights and other business developments. The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), +1 (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 16012411. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from June 24, 2009 at 9:45 a.m., ET, through July 24, 2009 at 11:59 p.m., ET.  To access the replay, please call (800) 642-1687 (local) or (706) 645-9291   (international) and enter the following code: 16012411.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.3 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward- looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Year ended March 31, 2009			Year ended March 31, 2008
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited
Revenue	163,396	-	163,396	157,777	2,865	160,642
Operating Expenses
Raw and auxiliary materials and other external costs	42,041	-	42,041	34,499	689	35,188
Staff costs	33,735	-	33,735	33,675	673	34,348
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,968	-	22,968	22,740	46	22,786
Profit on disposal of intangible and tangible fixed assets	(688)	-	(688)	(749)	-	(749)
Other operating charges	28,563	-	28,563	27,060	1,000	28,060
Incremental offering-related costs	-	-	-	767	-	767
	126,619	-	126,619	117,992	2,408	120,400
Operating Profit	36,777	-	36,777	39,785	457	40,242
(Loss)/Gain on disposal of subsidiary	-	(68)	(68)	-	1,691	1,691
Net Financial Income and Expense
Exchange rate results	9,975	-	9,975	(2,267)	(114)	(2,381)
Interest income	2,740	11	2,751	2,839	96	2,935
Interest expense	(16,319)	-	(16,319)	(20,165)	(73)	(20,238)
	(3,604)	11	(3,593)	(19,593)	(91)	(19,684)
Profit before Taxation	33,173	(57)	33,116	20,192	2,057	22,249
Taxation	(14,232)	(31)	(14,263)	(9,359)	(357)	(9,716)
Profit after taxation	18,941	(88)	18,853	10,833	1,700	12,533
Minority Interest	(1,012)	-	(1,012)	(945)	-	(945)
Net Profit	17,929	(88)	17,841	9,888	1,700	11,588
Earnings per share — Basic and Diluted	0.59	(0.01)	0.58	0.42	0.07	0.49
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	23,329,982	23,329,982	23,329,982

Consolidated Statements of Income

	Three months ended March 31, 2009			Three months ended March 31, 2008
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	37,766	-	37,766	39,797	697	40,494
Operating Expenses
Raw and auxiliary materials and other external costs	11,110	-	11,110	9,292	156	9,448
Staff costs	6,523	-	6,523	8,174	61	8,235
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,036	-	5,036	5,712	7	5,719
Loss/(Profit) on disposal of intangible and tangible fixed assets	247	-	247	(675)	-	(675)
Other operating charges	6,769	3	6,772	7,417	181	7,598
Incremental offering-related costs	-	-	-	692	-	692
	29,685	3	29,688	30,612	405	31,017
Operating Profit	8,081	(3)	8,078	9,185	292	9,477
(Loss)/Gain on disposal of subsidiary	-	(271)	(271)	-	396	396
Net Financial Income and Expense
Exchange rate results	(46)	-	(46)	(356)	(101)	(457)
Interest income	284	3	287	1,482	22	1,504
Interest expense	(4,085)	1	(4,084)	(4,804)	(49)	(4,853)
	(3,847)	4	(3,843)	(3,678)	(128)	(3,806)
Profit before Taxation	4,234	(270)	3,964	5,507	560	6,067
Taxation	(2,969)	38	(2,931)	(2,919)	(276)	(3,195)
Profit after taxation	1,265	(232)	1,033	2,588	284	2,872
Minority Interest	(225)	-	(225)	(264)	-	(264)
Net Profit	1,040	(232)	808	2,324	284	2,608
Earnings per share — Basic and Diluted	0.03	(0.01)	0.02	0.08	0.01	0.09
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	27,854,156	27,854,156	27,854,156

Revenue by segment

Amounts expressed in thousands of USD	Three months ended March 31, 2009	Three months ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008
United Kingdom	$16,727	$23,704	$83,643	$94,791
South Africa	4,378	5,485	20,340	21,673
Indonesia	3,071	2,889	12,999	11,356
China	6,061	2,313	20,929	10,023
Chile	4,102	2,301	11,343	7,593
Panama	2,555	2,183	10,691	8,780
The Philippines	740	756	2,881	2,861
Holding companies	132	166	570	700
Total continuing operations	$37,766	$39,797	$163,396	$157,777
Discontinued operations – Mexico	-	697	-	2,865
Total	$37,766	$40,494	$163,396	$160,642

Revenue
Dutch GAAP
(Dollars in thousands)	Year ended March 31, 2009 as reported	Year ended March 31, 2008 as reported	Year ended March 31, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$83,643	$94,791	$79,807	$3,836	4.8%
South Africa	20,340	21,673	17,835	2,505	14.0
Indonesia	12,999	11,356	10,151	2,848	28.1
China	20,929	10,023	10,852	10,077	92.9
Chile	11,343	7,593	6,849	4,494	65.6
Panama	10,691	8,780	8,780	1,911	21.8
The Philippines	2,881	2,861	2,742	139	5.1
Holding companies	570	700	575	(5)	(0.8)
Total continuing operations	$163,396	$157,777	$137,591	$25,805	18.8%
Discontinued operations – Mexico	-	2,865	2,578	(2,578)	n/a
Exchange rate effect			20,473
Total after exchange rate effect	$163,396	$160,642	$160,642

Revenue
Dutch GAAP
(Dollars in thousands)	Three months ended March 31, 2009 as reported	Three months ended March 31, 2008 as reported	Three months ended March 31, 2008 at constant exchange rates	Change 2008- 2009 at constant exchange rates	Percentage change 2008- 2009 at constant exchange rates
United Kingdom	$16,727	$23,704	$16,684	$43	0.3%
South Africa	4,378	5,485	4,301	$77	1.8
Indonesia	3,071	2,889	2,264	$807	35.6
China	6,061	2,313	2,407	$3,654	151.8
Chile	4,102	2,301	1,820	$2,282	125.4
Panama	2,555	2,183	2,183	$372	17.0
The Philippines	740	756	652	$88	13.5
Holding companies	132	166	110	$22	0.2
Total continuing operations	$37,766	$39,797	$30,421	$7,345	24.1%
Discontinued operations – Mexico	-	697	492	(492)	n/a
Exchange rate effect			9,581
Total after exchange rate effect	$37,766	$40,494	$40,734

Use of Non-GAAP Financial Measures - EBITDA

EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

(Dollars in thousands)	Year ended March 31, 2009	Year ended March 31, 2008
Net profit from continuing operations	$17,929	$9,888
Add:
Interest expense and exchange rate results	3,604	19,593
Taxation	14,232	9,359
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	22,968	22,740
Profit on disposal of intangible and tangible fixed assets	(688)	(749)
Minority interest	1,012	945
EBITDA from continuing operations	$59,057	$61,776
Revenue from continuing operations	163,396	157,777
EBITDA as a percentage of revenue from continuing operations	36.1%	39.2%

(Dollars in thousands)	Three months ended March 31, 2009	Three months ended March 31, 2008
Net profit from continuing operations	$1,040	$2,324
Add:
Interest expense and exchange rate results	3,847	3,678
Taxation	2,969	2,919
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,036	5,712
Loss/(profit) on disposal of intangible and tangible fixed assets	247	(675)
Minority interest	225	264
EBITDA from continuing operations	$13,364	$14,222
Revenue from continuing operations	37,766	39,797
EBITDA as a percentage of revenue from continuing operations	35.4%	35.7%

Cascal

Consolidated Balance Sheets

Amounts expressed in thousands of USD	March 31, 2009 Unaudited	March 31, 2008
Assets
Fixed Assets
Intangible fixed assets	42,860	18,424
Tangible fixed assets	397,593	366,357
Financial fixed assets	19,298	26,685
	459,751	411,466
Current Assets
Stocks and work in progress	5,901	2,083
Debtors	51,350	54,474
Cash at bank and in hand	34,678	54,380
	91,929	110,937
Total Assets	551,680	522,403
Shareholders’ Equity & Liabilities
Shareholders’ equity	118,214	136,726
Minority shareholders’ interest	35,080	16,101
Group Equity	153,294	152,827
Negative goodwill	1,210	1,232
Provisions & deferred revenue	112,036	126,341
Long term liabilities	161,812	190,190
Current liabilities	123,328	51,813
Total Liabilities	398,386	369,576
Total Shareholders’ Equity and Liabilities	551,680	522,403